FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Joins Samsung Enterprise Alliance Program as Silver Partner

PRESS RELEASE

Magic Joins Samsung Enterprise Alliance Program as Silver Partner

Partnership with World’s Leading Smartphone Vendor, with 32% Market Share, Aims to Gain Penetration in Mobile Enterprise Market

Or Yehuda, Israel, December 5, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has joined the Samsung Enterprise Alliance Program as a Silver Partner. The Samsung Enterprise Alliance Program is an enterprise mobility ecosystem targeted to leading independent software vendors and system integrators providing differentiated and unique solutions that enhance Samsung’s offerings to its enterprise customers.

“Enterprise mobility isn’t just about devices or applications; it’s about how they work together to create an intuitive, secure and productive user experience that makes a real difference to the business.  Magic’s powerful and versatile mobile enterprise application platform and data integration solutions help address this challenge and present a good value-added solution for our enterprise customers,” said Vice President Jae Shin, B2B Alliance Group Leader of Mobile Communications Division at Samsung Electronics.

“We are proud to be a part of the Samsung Enterprise Alliance Program,” said Guy Bernstein, CEO of Magic Software Enterprises. “Mobility is truly the future of enterprise applications. By joining forces with Samsung, a world-leading smartphone and tablet vendor, each of Magic’s 15 worldwide branches can benefit from Samsung’s global and local sales, marketing, and technical expertise, positioning us well to penetrate the large and fast-growing enterprise mobility market.”

Magic’s enterprise-grade mobile technology enables Samsung enterprise customers to mobilize all their enterprise systems and processes – quickly, easily and cost-effectively – across a variety of mobile platforms as native, Web/HTML5 or hybrid applications. Magic’s smart, code-free metadata approach lets developers concentrate on creating the right applications, processes and workflows to advance their business without getting bogged down in complex, costly, and resource-intensive, OS-specific coding and testing. Magic mobile applications can be upgraded on-the-fly and made available to users immediately, via public or internal app stores, avoiding long device-specific publishing processes.

For apps that need to connect different back-end enterprise systems—typically the most costly and time-consuming aspect of mobile enterprise application development, Magic provides optimized, certified connectors to leading enterprise systems, such as SAP, Oracle, Salesforce.com, Microsoft, IBM, Google, and others — facilitating rapid and cost-effective back-end integration.

Magic solutions are based on a highly scalable architecture, supporting a single user up to hundreds of thousands of users. The company’s smart technology and architecture enable the rapid and easy adoption of new technologies, future-proofing and extending the longevity of all Magic-based applications/solutions.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Joins Samsung Enterprise Alliance Program as Silver Partner

Exhibit 10.1